Exhibit 3(i)(6)

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

FIRSTFLIGHT, INC.

Article I
Name

The name of this Corporation is FirstFlight, Inc.

Article II
Duration

The duration of this Corporation is perpetual.

Article III
Purposes

The purpose for which this Corporation is organized is to transact any lawful business, or to promote or conduct any legitimate object or purpose, under and subject to the laws of the State of Nevada.

Article IV
Capitalization

This Corporation is authorized to issue two classes of stock to be designated as “Common Stock” and “Preferred Stock”. The total number of shares of Common Stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, par value $0.001 per share. The total number of Preferred Stock which this Corporation is authorized to issue is Nine Million Nine Hundred Ninety Nine Thousand One Hundred Fifty Four (9,999,154) shares, par value $0.001.

E-3

The shares of the Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a “Preferred Stock Designation”) and as may be permitted by the General Corporation Law of the State of Nevada. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Article V
Registered Agent and Office

The street and mailing address of the registered office of the Corporation is 100 West Liberty, Reno, NV 89504, and the name of the registered agent of the corporation at that address is Sierra Corporate Services.

Article VI
Directors

This Corporation shall be governed by a Board of Directors and shall have not less than (1) nor more than eleven (11) directors as determined, from time to time, by the Board of Directors.

Article VIII

The name and address of the incorporator is:

Howard M. Oveson
57 West 200 South
Suite 310
Salt Lake City, UT 84101